SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 06 2006 DIVISION OF MARKET REGULATION

SEC 06007165 ISSION

BB 4/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 4/6

SEC FILE NUMBER 8-65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10805 Sunset Office Drive
(No. and Street)

St. Louis, MO 63127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Denando 314-822-1117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates PC
(Name – *if individual, state last, first, middle name*)

9730 E. Watson Rd. Suite 100, St. Louis, MO 63126
(Address) (City) (State) (Zip Code)

PROCESSED JUN 09 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/8

OATH OR AFFIRMATION

I, John D. Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, Inc., as of December 31, 2005, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAIGE JENSEN
Notary Public — Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Feb. 10, 2007

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 23, 2006

National Association of
Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A Computation of Net Capital
3. A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

cc: NASD
District Office
120 West 12th Street, Ste 900
Kansas City, MO 64105

US Securities and Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549
Attn: Carol Y Charnock, Regulation Specialist

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 23, 2005

National Association of Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

We have audited the balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2005 and the related statement of income, retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Pinnacle Equity Management, Inc. Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:
   a. The annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   b. Any material inadequacies existed.

Very truly yours,

Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

US Securities and Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549
Attn: Carol Y Charnock, Regulation Specialist

cc: NASD
District Office
120 West 12th Street, Ste. 900
Kansas City, MO 64105

PINNACLE EQUITY MANAGEMENT, INC

FINANCIAL STATEMENTS

December 31, 2005

<u>CONTENTS</u>

****

****

*****

***

*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian Toennies + Associates

Brian G. Toennies & Associates
February 21, 2006

PINNACLE EQUITY MANAGEMENT, INC
BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$4,148
Commissions Receivable	76,013
Securities - Available for Sale	102,519
Total Current Assets	182,680
PROPERTY AND EQUIPMENTS:	
Equipment	30,925
Less: Accumulated Amortization	(30,449)
Net Property Plant and Equipment	476
OTHER ASSETS:	
Computer Software Costs	6,130
Less: Accumulated Amortization	(6,130)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$183,156

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$10,920
Other Accrued Liabilities	1,589
Accrued Income Taxes	0
Payroll Taxes Payable	756
Total Current Liabilities	13,265
DEFERRED INCOME TAXES	17,580
Total Liabilities	30,845
STOCKHOLDER'S EQUITY:	
Capital Stock:	
Authorized: 30,000 Shares, Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	131,632
Accumulated Other Comprehensive Income	15,679
Total Stockholder's Equity	152,311
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$183,156

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commission and Fee Income	$464,713
OPERATING EXPENSES:	
Accounting and Legal Fees	5,204
Advertising Expense	2,125
Business Meetings	2,334
Commissions Expense	8,690
Depreciation and Amortization Expense	3,259
Employee Medical Insurance and Benefits	10,942
Errors and Omissions Insurance	4,532
Gifts	1,150
Insurance - Office	148
License and Registrations	4,889
Mailing Costs	628
Medical Expenses	35,872
Miscellaneous Expenses	1,514
Office Rent	9,361
Office Supplies	1,580
Payroll Taxes	14,751
Personal Property Taxes	88
Professional Dues and Literature	49
Quote/ Clearing Costs	1,457
Retirement Plans	56,500
Salaries and Wages	232,804
Solicitors Expenses	59,254
Telephone	3,044
Travel	498
Total Operating Expenses	460,673
INCOME (LOSS) FROM OPERATIONS	4,040
OTHER REVENUE (EXPENSE):	
Dividend Income	253
Interest Income	596
	849
NET INCOME (LOSS) BEFORE INCOME TAXES	4,889
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	4,889
OTHER COMPREHENSIVE INCOME:	
Unrealized Gain (Loss) on Security	5,494
COMPREHENSIVE INCOME (LOSS)	$10,383

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$126,743	$10,185	$141,928
Comprehensive Income:				
Net Income (Loss)	0	4,889	0	4,889
Unrealized Loss on Securities	0	0	5,494	5,494
RETAINED EARNINGS, END OF YEAR	$5,000	$131,632	$15,679	$152,311

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$4,889
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	3,259
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	4,269
(Increase) Decrease in Securities-Available for Sale	(5,494)
Increase (Decrease) in Accounts Payable	(5,589)
Increase (Decrease) in Reserve for Unrealized Gain/Loss	5,494
Increase (Decrease) in Accrued Expenses	1,591
Net Cash Provided By (Used In) Operations	8,419
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	(3,259)
Net Cash Provided By (Used In) Investing Activities	(3,259)
NET INCREASE (DECREASE) IN CASH	5,160
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(1,012)
CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,148
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $3,259 for the year ended December 31, 2005.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2005 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2005. At December 31, 2005, the Company's net capital as defined by SEC Rule 15c3-1 was $66,281 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2005 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2005 these securities had a fair value of $102,519, a cost of $97,025 and an unrealized gain of $5,494.

NOTE 5-OPERATING LEASE

The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent in $550 per month and the lease expires on April 30, 2006.

Rent expense was $9,361 in 2005.

Minimum lease payments, by year, and in aggregate at December 31, 2005 are as follows:

Year Ending December 31, 2006	$2,200
	$2,200

NOTE 6-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $16,200 for the year ended December 31, 2005.

The Company also has in effect a profit haring plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $40,300 for the year ended December 31, 2005.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2005

		2005
Total Ownership Equity from Statement of Financial Condition		$152,311
DEDUCTIONS:		
Total Non-Allowable Assets:		
Fixed Assets	476	
Commissions Receivable > 30 Days	65,093	65,569
Net Capital Before Haircuts on Securities Positions		86,742
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	15,461	
Money Market - 2%	0	15,461
NET CAPITAL		71,281
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$66,281

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2005

	2005
Total Ownership Equity from Statement of Financial Condition-Unaudited	$152,311
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	152,311
Total Non-Allowable Assets-Audited	65,569
Net Capital Before Haircuts on Securities Positions	86,742
Haircuts on Securities:	
Trading and Investment Securities	15,461
Money Market - 2%	0
Net Capital	$71,281

The accompanying notes are an integral part of the financial statements.